BENITEC BIOPHARMA INC.

3940 Trust Way

Hayward, California 94545

August 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention: Jason Drory

Re:	Benitec Biopharma Inc.

Registration Statement on Form S-1, as amended

File No. 333-273177

Dear Mr. Drory:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Benitec Biopharma Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-273177), as amended, so that it may become effective at 4:30 p.m., Eastern Time on Monday, August 7, 2023, or as soon thereafter as practicable.

Very truly yours,

BENITEC BIOPHARMA INC.

By:	/s/ Dr. Jerel Banks
Name: Dr. Jerel Banks
Title: Chief Executive Officer